Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

September 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Austin Woods and Maryse Mills-Apenteng

Re:	Fundrise Income eREIT V, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed September 17, 2021
File No. 024-11643

Dear Mr. Woods and Ms. Mills-Apenteng:

We filed the above-referenced Offering Statement on Form 1-A on September 17, 2021. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on September 24, 2021 at 3:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	Mark Schonberger, Esq.